

May 8, 2013

Via E-mail
Kirk R. Oliver
Chief Financial Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

   Re: **UGI Corporation**
      Form 10-K for Fiscal Year Ended September 30, 2012
      Filed November 21, 2012
      Response dated May 1, 2013
      File No. 1-11071

Dear Mr. Oliver:

   We have reviewed your response dated May 1, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Index to Financial Statements and Financial Statement Schedules, page F-2

Notes to Consolidated Financial Statements, page F-11

Note 4 – Acquisitions & Dispositions, page F-18

1. We reviewed your response to comment one in our letter dated May 1, 2013. Rule 1-02(w)(1) of Regulation S-X requires significance to be evaluated based upon the registrant's *and its other subsidiaries'* investment in or advances to which is generally viewed as the aggregate purchase price incurred by the consolidated group.   Please tell us the resulting investment test percentage using these calculation guidelines. If your investment test exceeds 20%, please tell us your consideration of filing a Form 8-K

which would include Audited and Unaudited Combined Financial Statements of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries and Unaudited Pro Forma Condensed Combined Financial Information. Refer to Item 9.01 of Form 8-K.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: John Walsh
        Chief Executive Officer